Exhibit 99.1

China Customer Relations Centers, Inc. Announces Second Half and Full Year 2016 Financial Results

TAI'AN, China, April 28, 2017 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) ("CCRC" or the "Company"), a leading call center business process outsourcing ("BPO") service provider in China, today announced its financial results for the six and twelve months ended December 31, 2016.

Second Half 2016 Financial Highlights (all comparisons to prior year unless noted)

•	Revenues increased by 13.6% to $38.3 million driven by continued expansion of business.

•	Gross margin increased by 4.1 percentage points to 25.1%.

•	Net income increased by 25.6% to $3.7 million.

•	Earnings per share increased by 10.3% to $0.20, versus $0.18 for the same period of last year.

Full Year 2016 Financial Highlights

•	Revenues increased by 22.5% to $72.7 million driven by continued expansion of business.

•	Gross margin expanded by 6.0 percentage points to 27.0% while operating margin increased by 3.0 percentage points to 11.8%, due to improved operating efficiency and the non-renewal of less profitable customer contracts.

•	Net income increased by 73.4% to $8.3 million. Earnings per share increased by 50.0% to $0.45.

Mr. Gary Wang, Chairman and Chief Executive Officer of CCRC, commented, "2016 turned out to be another strong year for CCRC with revenues and net income increasing by 22.5% and 73.4%, respectively, highlighting continuing momentum in our business. While our relationships with key existing clients, such as the provincial subsidiaries of China Mobile and China Telecom, remained steady and strong in 2016, our expanding footprint and increasing publicity post our successful IPO in late 2015 allowed us to keep attracting new clients and extend growth momentum in 2016 and into 2017. Looking ahead, we firmly believe that CCRC is poised to capture its fair share of the quickly evolving Chinese call center BPO market.”

Six Months Ended December, 2016 Unaudited Financial Results

	For the Six Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	$38.3	$33.7	13.6%
Gross profit	$9.6	$7.1	35.9%
Gross margin	25.1%	21.0	4.1 pp
Operating income	$3.4	$3.3	3.7%
Operating margin	8.9%	9.7%	(0.8pp)
Net income	$3.7	$3.0	25.6%
EPS	$0.20	$0.18	10.3%

Revenues

For the six months ended December 31, 2016, revenues increased by $4.6 million, or 13.6%, to $38.3 million from $33.7 million for the same period last year. This increase was mainly driven by the growth of our BPO business with increased sales to our existing BPO clients and sales to new BPO clients.

Cost of revenue

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $2.0 million, or 7.7%, to $28.7 million for the six months ended December 31, 2016 from $26.6 million for the same period last year. As a percentage of revenues, cost of revenues was 74.9% for the six months ended December 31, 2016, compared to 79.0% for the same period last year.

Gross profit and gross margin

Gross profit increased by $2.5 million, or 35.9%, to $9.6 million for the six months ended December 31, 2016 from $7.1 million for the same period last year. Gross margin increased by 4.1 percentage points to 25.1% for the six months ended December 31, 2016 from 21.0% for the same period last year. The increase in gross margin was primarily due to improvement in overall operating efficiency and the termination of certain less profitable customer contracts.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $2.4 million, or 63.6%, to $6.2 million for the six months ended December 31, 2016 from $3.8 million for the same period last year. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative personnel and the management team, and increase in our research and development activities. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2017 due to becoming a public company.

Operating income and operating margin

Income from operations increased by $0.1 million, or 3.7%, to $3.4 million for the six months ended December 31, 2016 from $3.3 million for the same period last year. The increase in operating income was mainly driven by an increase in revenues as a result of expansion of our BPO business and improvement in gross margin as a result of improvement in overall operating efficiency. Operating margin was 8.9% for the six months ended December 31, 2016, compared to 9.7% for the same period last year.

Government grants

We received government grants, which are discretionary and unpredictable in nature, of $0.4 million during the six months ended December 31, 2016, compared to $0.6 million during the same period of last year. Government grants as a percentage of net income were 9.6% for the six months ended December 31, 2016, compared to 21.2% for the same period of last year.

Income taxes

Provision for income taxes was $0.4 million for the six months ended December 31, 2016, compared to $0.8 million for the same period of last year. We were entitled to a preferential enterprise income tax ("EIT") rate of 15% in 2015 and 2016. The standard enterprise income tax rate in China is 25%.

Net income

Net income increased by $0.7 million, or 25.6%, to $3.7 million for the six months ended December 31, 2016 from $3.0 million for the same period last year. Earnings per basic and diluted share was $0.20 for the six months ended December 31, 2016, compared to $0.18 for the same period of last year.

Full Year 2016 Financial Results

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2016	2015	% Change
Revenues	$72.7	$59.4	22.5%
Gross profit	$19.6	$12.5	57.6%
Gross margin	27.0%	21.0%	6.0 pp
Operating income	$8.6	$5.2	64.4%
Operating margin	11.8%	8.8%	3.0 pp
Net income	$8.3	$4.8	73.4%
EPS	$0.45	$0.30	50.0%

Revenues

For the year of 2016, revenues increased by $13.4 million, or 22.5%, to $72.7 million from $59.4 million for 2015. This increase was mainly driven by the growth of our BPO business with increased sales to our existing BPO clients and sales to new BPO clients. Revenues generated from inbound calling, outbound calling and other services accounted for 78%, 14%, and 8% of total revenues in 2016.

The provincial subsidiaries of China Mobile and China Telecom remained the two largest customers and accounted for 34% and 14%, respectively, of total revenues in 2016. Top 5 customers accounted for 71% of revenues in 2016.

Cost of revenue

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, information technology costs, and facilities support. Cost of revenues increased by $6.2 million, or 13.2%, to $53.1 million for the year of 2016 from $46.9 million for 2015. As a percentage of revenues, cost of revenues was 73.0% for the year of 2016, compared to 79.0% for 2015.

Gross profit and gross margin

Gross profit increased by $7.2 million, or 57.6%, to $19.6 million for the year of 2016 from $12.5 million for 2015. Gross margin increased by 6.0 percentage points to 27.0% for the year of 2016 from 21.0% for 2015. The increase in gross margin was primarily due to improvement in overall operating efficiency and the termination of certain less profitable businesses.

Selling, general and administrative expense

Selling, general and administrative expenses increased by $3.8 million, or 52.7%, to $11.1 million for the year of 2016 from $7.3 million for 2015. The increase in selling, general and administrative expenses was a result of higher payroll and bonus expenses paid to the administrative personnel and the management team and increase in our research and development activities. We anticipate that our administrative expenses, particularly those related to support personnel costs, professional fees, as well as Sarbanes-Oxley compliance, will continue to increase in 2017 due to becoming a public company. We expect to incur additional expenses of between $0.5 million and $1 million per year that we did not experience as a private company.

Operating income and operating margin

Income from operations increased by $3.4 million, or 64.4%, to $8.6 million for the year of 2016 from $5.2 million for 2015. Operating margin was 11.8% for the year of 2016, compared to 8.8% for 2015. The increase in operating income and operating margin was mainly driven by an increase in revenues as a result of expansion of our BPO business and improvement in gross margin as a result of improvement in overall operating efficiency.

Government grants

We received government grants, which are discretionary and unpredictable in nature, of $0.8 million during 2016, compared to $1.0 million during 2015. Government grants as a percentage of net income were 9.7% for the year of 2016, compared to 21.5% for 2015.

Income taxes

Provision for income taxes was $1.4 million for the year of 2016, an increase of $0.2 million, or 13.6%, from $1.3 million for 2015. We were entitled to a preferential enterprise income tax ("EIT") rate of 15% in 2015 and 2016. The standard enterprise income tax rate in China is 25%.

Net income

Net income increased by $3.5 million, or 73.4%, to $8.3 million for the year of 2016 from $4.8 million for 2015. The increase in net income was a result of our increased revenues and higher gross margin, offset by increased selling, general and administrative expenses and decreased government grants in 2016. Earnings per basic and diluted share was $0.45 for the year of 2016, compared to $0.30 for 2015.

Financial Conditions

As of December 31, 2016, the Company had cash of $15.9 million, compared to $13.6 million at December 31, 2015. Total working capital was $22.7 million as of December 31, 2016, compared to $16.1 million at the end of 2015.

Net cash provided by operating activities was $5.7 million for the year of 2016, compared to $6.0 million for 2015. Net cash used in investing activities was $1.0 million for the year of 2016, compared to $2.0 million for 2015. Net cash used in financing activities was $1.5 million for the year of 2016, compared to net cash provided by financing activities of $4.8 million for 2015.

Recent Developments

On December 15, 2016, The Company held its 2016 Annual Meeting of Shareholders at its headquarters in Taian City, Shandong Province. The Company’s shareholders: 1) ratified the appointment of MaloneBailey, LLC as its independent registered public accounting firm for the fiscal year of 2016; and 2) elected Jie Xu and Tianjun Zhang as Class I Directors, Weixin Wang and Owens Meng as Class II Directors, and Gary Wang, David Wang and Guoan Xu as Class III Directors.

On November 12, 2016, the Company entered into a Share Subscription Agreement to acquire a minority equity interest in Beijing Ling Ban Future Technology Co. Ltd. (“Ling Ban”) for a cash consideration of RMB 18 million. Additionally, the Company and Ling Ban agreed to establish a new joint venture, Beijing Ling Ban Intelligent Online Services Co., Ltd. ("Ling Ban Online"), with the Company contributing an additional RMB 12 million in cash in exchange for a minority equity interest in Ling Ban Online. Ling Ban is an emerging startup focusing on automatic speech recognition-related technology development and applications.

In July 2016, Hebei Taiying Communication BPO Co., Ltd. (“HTCC,”), its parent company Shandong Taiying Technology Co., Ltd. (“Taiying”), and Beijing Jiate Information Technology Co., Ltd. (“Jiate”) entered into an investment agreement, pursuant to which Jiate will contribute RMB4,900,000 (approximately $706,000) into HTCC in order to obtain a 49% equity interest in HTCC. Based on the agreement, all the parties agreed to complete the registration process with local administrative department within 30 days after the agreement was signed and Jiate is entitled to HTCC’s earnings after injecting the first portion of investment in the amount of RMB2,450,000 (approximately $356,000) prior to February 1, 2017. The registration process was completed on July 11, 2016 and HTCC received the capital contribution of $356,000 on January 31, 2017.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a BPO service provider focusing on the complex, voice-based segment of customer care services, including:

•	customer relationship management;
•	technical support;
•	sales;
•	customer retention;
•	marketing surveys; and
•	research.

The Company's service is currently delivered from 11 call centers throughout China, that enable us to service clients throughout Shandong province (Taian City, Yantai City, Jinan City), Jiangsu province (Taizhou City, Huaqiao City, Huaian City), Anhui province (Hefei City), Hebei province (Yanjiao City), the Xinjiang Uygur Autonomous Region (Changju City), the Guangxi Zhuang Autonomous Region (Nanning City), Jiangxi province (Nanchang City), Chongqing (Yongchuan City), Beijing centrally-administered City, and Henan province (Zhengzhou City), with a capacity approximately of 11,057 seats.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding its continued growth and business outlook, are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015

ASSETS
Cash	$15,947,268	$13,623,849
Accounts receivable, net	13,595,396	8,852,024
Accounts receivable - related party	-	353,513
Notes receivable, current	547,259	125,687
Prepayments	504,780	708,549
Due from related parties	248,866	675,623
Deferred tax assets, current	69,864	-
Other current assets	1,041,923	1,045,932
Total current assets	31,955,356	25,385,177
Restricted cash	500,000	500,000
Notes receivable – related party, non-current	907,297	970,620
Property and equipment, net	4,360,976	4,129,561
Deferred tax assets, non-current	-	23,974
Total non-current assets	5,768,273	5,624,155
Total assets	$37,723,629	$31,009,332

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$664,838	$310,216
Accounts payable - related party	129,489	-
Accrued liabilities and other payables	3,603,471	3,333,960
Deferred revenue	607,160	-
Wages payable	2,885,735	2,803,294
Income taxes payable	883,654	1,014,595
Short term loans	-	1,748,479
Due to related parties	446,050	-
Deferred tax liabilities, current	-	35,273
Total current liabilities	9,220,397	9,245,817
Total liabilities	9,220,397	9,245,817
Shareholders' equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2016 and 2015	18,330	18,330
Additional paid-in capital	11,178,774	11,178,774
Retained earnings	17,226,261	9,728,228
Statutory reserves	2,067,835	1,288,617
Accumulated other comprehensive loss	(1,987,968)	(450,434)
Total shareholders' equity	28,503,232	21,763,515
Total liabilities and shareholders' equity	$37,723,629	$31,009,332

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2016	2015	2014

Revenues, net	$72,731,706	$59,350,721	$42,661,732
Revenues - related party	-	-	11,407
Total revenues	72,731,706	59,350,721	42,673,139
Cost of revenues	53,098,552	46,891,617	35,188,331
Gross profit	19,633,154	12,459,104	7,484,808
Operating expenses:
Selling, general & administrative expenses	11,082,106	7,259,279	5,779,600
Total operating expenses	11,082,106	7,259,279	5,779,600
Income from operations	8,551,048	5,199,825	1,705,208
Other income (expenses):
Interest expense	(50,383)	(278,363)	(552,894)
Government grants	801,125	1,027,581	1,439,186
Other income	479,387	225,306	64,873
Other expense	(55,003)	(124,273)	(238,413)
Total other income	1,175,126	850,051	712,752
Income before provision for income taxes	9,726,174	6,049,876	2,417,960
Income tax provision	1,448,923	1,275,633	635,859
Net income	$8,277,251	$4,774,243	$1,782,101
Comprehensive income
Net income	$8,277,251	$4,774,243	$1,782,101
Other comprehensive income (loss)
Foreign currency translation adjustment	(1,537,534)	(684,590)	27,280
Total comprehensive income	$6,739,717	$4,089,653	$1,809,381

Earnings per common share
Basic	$0.45	$0.30	$0.11
Diluted	$0.45	$0.30	$0.11
Weighted average common shares outstanding
Basic	18,329,600	16,015,079	15,586,865
Diluted	18,329,600	16,015,079	15,586,865

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For years ended December 31,
	2016	2015	2014

Cash flows from operating activities
Net income	$8,277,251	$4,774,243	$1,782,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,542,352	1,340,961	1,342,258
Allowance for doubtful accounts	805,870	-	145,076
Gain on disposal of property and equipment	-	-	(11,948)
Deferred income taxes	(84,067)	(172,000)	109,657
Changes in assets and liabilities:
Accounts receivable	(5,561,722)	(2,499,956)	(3,251,749)
Accounts receivable - related party	-	-	(11,407)
Due from related parties	-	(114,670)	468,555
Due to related parties	-	(2,394)	3,493
Prepayments	(767,516)	(447,311)	(489,918)
Other current assets	(63,669)	191,536	(234,429)
Accounts payable	193,639	113,033	18,998
Accounts payable - related party	25,276	-	-
Wage payable	277,335	908,720	267,931
Income taxes payable	(67,681)	586,931	106,833
Deferred revenue	634,644	-	-
Accrued liabilities and other payables	454,572	1,277,678	250,276
Net cash provided by operating activities	5,666,284	5,956,771	495,727
Cash flows from investing activities
Purchase of property and equipment	(478,775)	(1,614,696)	(965,118)
Change of restricted cash	-	(500,000)	-
Proceeds from sale of property and equipment	-	-	14,363
Loans to third parties	(563,896)	-	(132,742)
Repayment from third parties	-	-	130,172
Advance to related parties	(18,210)	(930,536)	(1,986,421)
Repayment from related parties	40,011	1,095,087	1,633,073
Net cash used in investing activities	(1,020,870)	(1,950,145)	(1,306,673)
Cash flows from financing activities
Proceeds from issuances of common shares	-	8,497,024	1,174,380
Capital contribution from owners	-	-	3,340,396
Proceeds from related parties	-	-	32,543
Repayment to related parties	-	-	(3,749,916)
Borrowings from short term loan	-	3,800,367	7,386,830
Repayment of short term loans	(1,510,962)	(7,478,890)	(8,001,883)
Net cash provided by (used in) financing activities	(1,510,962)	4,818,501	182,350
Effect of exchange rate changes on cash and cash equivalents	(811,033)	(298,288)	11,043
Net change in cash and cash equivalents	2,323,419	8,526,839	(617,553)
Cash and cash equivalents, beginning of the year	13,623,849	5,097,010	5,714,563
Cash and cash equivalents, end of the year	$15,947,268	$13,623,849	$5,097,010
Supplemental cash flow information
Interest paid	$50,383	$278,363	$552,894
Income taxes paid	$1,558,290	$915,895	$490,318
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$932,192	$405,924	$289,806
Liabilities assumed in connection with purchase of property and equipment	$672,715	$23,900	$68,839
Short term loan reclassified to due to related party	$203,048
Operating expenses paid by related parties	$107,634